Exhibit 99.2

Consolidated Financial Statements of

INTERMAP TECHNOLOGIES CORPORATION

Years ended December 31, 2025 and 2024

(expressed in thousands of United States dollars, except for per share amounts)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Intermap Technologies Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Intermap Technologies Corporation (the “Company”) as at December 31, 2025, and the related consolidated statement of income (loss) and other comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025, and the results of its consolidated operation and its consolidated cash flow for the year then ended, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

March 31, 2026

Toronto, Canada

We have served as the company’s auditor since 2025.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Intermap Technologies Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Intermap Technologies Corporation (the Entity) as at December 31, 2024, the related consolidated statement of income (loss) and other comprehensive income (loss), shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Entity as at December 31, 2024, and its financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Entity’s auditor from 1996 to 2025.

Ottawa, Canada

March 31, 2026

Intermap Technologies corporation

Consolidated Statements of Financial Position

(In thousands of United States dollars)

	December 31,	December 31,
	2025	2024

Assets

Current assets:
Cash	$22,521	$445
Amounts receivable (Note 18)	2,088	3,367
Contract asset	-	2,640
Prepaid expenses	1,056	536
	25,665	6,988

Prepaid expenses	478	17
Property and equipment (Note 5)	3,055	2,911
Intangible assets (Note 6)	1,123	847
Right of use assets (Note 7)	543	401
Investment (Note 8)	862	776
Total assets	$31,726	$11,940

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (Note 9)	$2,268	$4,826
Bank loan (Note 10(a))	-	32
Current portion of government loans (Note 10(d))	-	132
Loan payable (Note 10(b))	299	97
Lease obligations (Note 11)	280	340
Contract liability	2,186	2,022
Income taxes payable	50	24
	5,083	7,473

Defined benefit plan (Note 12)	289	-
Long-term project financing (Note 10(c))	175	167
Long-term government loans (Note 10(d))	-	141
Loan payable (Note 10(b))	934	172
Contract liability	402	136
Lease obligations (Note 11)	285	112
Total liabilities	7,168	8,201

Shareholders’ equity:
Share capital (Note 15(b))	242,444	213,528
Warrants (Note 16)	598	367
Accumulated other comprehensive loss	(256)	(147)
Contributed surplus (Note 15(c))	26,502	28,009
Deficit	(244,730)	(238,018)
Total shareholders’ equity	24,558	3,739

Total liabilities and shareholders’ equity	$31,726	$11,940

Subsequent event (Note 22)

See accompanying notes to consolidated financial statements.

Intermap Technologies corporation

Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss)

(In thousands of United States dollars, except per share information)

For the years ended December 31,	2025	2024

Revenue (Note 13)	$10,570	$17,637

Expenses:
Operating costs (Note 14(a))	16,107	14,003
Depreciation of property and equipment (Note 5)	715	396
Amortization of intangible assets (Note 6)	348	364
Depreciation of right of use assets (Note 7)	334	333
	17,504	15,096

Operating (loss) income	(6,934)	2,541

Gain on derecognition of right of use assets (Note 7)	36	-
Gain (loss) on fair value of investment (Note 8)	86	(72)
Financing costs (Note 14(b))	(104)	(89)
Financing income	50	44
Loss on foreign currency	176	39
(Loss) income before income taxes	(6,690)	2,463

Income tax expense:
Current	(22)	-
Deferred	-	-
	(22)	-

(Loss) income for the year	$(6,712)	$2,463

Other comprehensive income (loss) income:

Items that are or may be reclassified subsequently to profit or loss:
Foreign currency	(109)	9

Comprehensive (loss) income for the year	$(6,821)	$2,472

Basic (loss) income per share	$(0.11)	$0.05
Diluted (loss) income per share	$(0.11)	$0.05

Weighted average number of Class A common
shares - basic (Note 15(d))	61,798,460	45,962,966
shares - diluted (Note 15(d))	61,798,460	50,524,804

See accompanying notes to consolidated financial statements.

Intermap Technologies corporation

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands of United States dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total
Balance at December 31, 2023	$209,296	$791	$26,985	$(156)	$(240,481)	$(3,565)

Comprehensive income for the year	-	-	-	9	2,463	2,472
Share-based compensation	-	-	487	-	-	487
Private placement proceeds (Note 15(b))	2,445	-	-	-	-	2,445
Issuance costs	(254)	10	103	-	-	(141)
Exercise of warrants	2,041	(434)	434	-	-	2,041

Balance at December 31, 2024	$213,528	$367	$28,009	$(147)	$(238,018)	$3,739

Balance at December 31, 2024	$213,528	$367	$28,009	$(147)	$(238,018)	$3,739

Comprehensive loss for the year	-	-	-	(109)	(6,712)	(6,821)
Share-based compensation	-	-	273	-	-	273
Private placement proceeds (Note 15(b))	29,345	-	-	-	-	29,345
Issuance costs	(3,549)	844	-	-	-	(2,705)
Exercise of warrants	3,120	(613)	-	-	-	2,507
Repurchase of share-based awards	-	-	(1,780)	-	-	(1,780)

Balance at December 31, 2025	$242,444	$598	$26,502	$(256)	$(244,730)	$24,558

See accompanying notes to consolidated financial statements.

Intermap Technologies corporation

Consolidated Statements of Cash Flows

(In thousands of United States dollars)

For the twelve months ended December 31,	2025	2024

Operating activities:
Net (loss) income for the year	$(6,712)	$2,463
Interest paid	(101)	(78)
Income tax refunded (paid)	4	(37)
Adjustments for:
(Gain) loss on fair value of investment (Note 8)	(86)	72
Depreciation of property and equipment (Note 5)	715	396
Amortization of intangible assets (Note 6)	348	364
Depreciation of right of use assets (Note 7)	334	333
Share-based compensation expense (Note 15(g))	273	398
Gain on derecognition of right of use assets (Note 7)	(36)	-
Financing costs (Note 14(b))	104	89
Current income tax expense	22	-
Unrealized gain on foreign currency translation	(661)	(36)
Change in defined benefit plan (Note 12)	54	-
Changes in working capital:
Amounts receivable	1,279	(3,055)
Contract asset and prepaid expenses	2,226	(2,832)
Accounts payable and accrued liabilities	(2,322)	527
Contract liability	430	(395)
Cash flows used in operating activities	(4,129)	(1,791)

Investing activities:
Purchase of property and equipment	(543)	(2,018)
Additions to intangible assets	(416)	(234)
Cash flows used in investing activities	(959)	(2,252)

Financing activities:
Proceeds from private placement	29,345	2,445
Issuance costs	(2,705)	(141)
Exercise of warrants	2,507	2,041
Repurchase of share-based awards	(1,780)	-
Payment of lease obligations	(334)	(345)
Repayment of bank loan	(35)	(41)
Repayment of loan payable	(127)	(41)
Repayment of government loans	(278)	(114)
Cash flows provided by financing activities	26,593	3,804

Effect of foreign exchange on cash	571	7

Increase (decrease) in cash	22,076	(232)

Cash, beginning of year	445	677

Cash, end of year	$22,521	$445

See accompanying notes to consolidated financial statements.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 1

1.	Reporting entity:

Intermap Technologies ® Corporation (the “Company”) is incorporated under the laws of Alberta, Canada. The head office of Intermap is located at 385 Inverness Parkway, Suite 105, Englewood, Colorado, USA 80112. Its registered office is located at 734, 7th Avenue SW, Suite 604, Calgary, Alberta, Canada T2P 3P8.

Intermap is a global location-based geospatial intelligence company, creating a wide variety of geospatial solutions and analytics for its customers. Intermap’s geospatial solutions and analytics can be used in a wide range of applications including, but not limited to, location-based information, geospatial risk assessment, geographic information systems, engineering, utilities, global positioning systems maps, oil and gas, renewable energy, hydrology, environmental planning, wireless communications, transportation, advertising, and 3D visualization.

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

The Board of Directors approved the consolidated financial statements on March 31, 2026.

(b)	Measurement basis:

The consolidated financial statements have been prepared based on the historical cost, except for investment which is measured at fair value. Other measurement bases used are described in the applicable notes.

(c)	Use of estimates and judgments:

Preparing consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are reviewed and in any future periods affected.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 2

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

i.	Going concern:

At the end of each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern and operate in the normal course by reviewing the Company’s performance, resources and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s assessment are derived from actual operating results along with industry and market trends.

ii.	Depreciation and amortization rates:

In calculating the depreciation and amortization expense, management is required to make estimates of the expected useful lives of property and equipment and intangible assets.

iii.	Expected credit losses:

The Company uses historical trends and performs specific account assessments when determining the expected credit losses. These accounting estimates are in respect to the amounts receivables line item in the Company’s consolidated statements of financial position.

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid. The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company also reviews current economic conditions from time to time and assesses whether there would be any impact on the expected credit losses.

iv.	Investments:

The valuation of the Company’s investment in a privately held company requires the application of management estimates and judgments with respect to the determination of appropriate valuation method applied at each reporting date. The assumptions for estimating fair value of the investment are disclosed in Note 8.

v.	Share-based compensation:

The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share-based compensation. The following assumptions are used in the model: dividend yield; expected volatility; risk-free interest rate; expected option life; and fair value.

Changes to assumptions used to determine the grant date fair value of share-based compensation awards can affect the amounts recognized in the consolidated financial statements.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 3

vi.	Revenue:

Revenue from acquisition service contracts, which are fixed-price contracts, is recognized over time based on the ratio of costs incurred to estimated total contract costs. The determination of estimated total contract costs of acquisition services contracts requires the use of significant assumptions related to estimated purchased services, materials, and labor costs. Changes to the assumptions used to measure revenue could impact the amount of revenue recognized in the consolidated financial statements (see Note 3(k)).

vii.	Impairment:

The carrying value of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and assesses the impairment for intangible assets not yet available for use on an annual basis. The Company has determined that its long-lived assets belong to two distinct cash-generating units (“CGUs”). The Company determines the value in use based on estimated discounted future cash flows and an impairment is recognized if the carrying value exceeds that estimate. The assumptions used in determining estimated discounted future cash flows include projected revenues and discount rates. Judgment is required in determining the level at which to test impairment, including the grouping of CGUs that generate cash inflows (see Note 3(j)).

viii.	Defined benefit plan:

The cost of the defined benefit plan is determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

The calculation is most sensitive to changes in the discount rate. In determining the appropriate discount rate, management considers the interest rates of corporate bonds in currencies consistent with the currencies of the post-employment benefit obligation. Governmental bonds denominated in that currency are used where there is no deep market in high quality corporate bonds. The mortality rate is based on publicly available mortality tables for the specific countries. Those mortality tables tend to change only at intervals in response to demographic changes. Future salary increases are based on expected future inflation rates.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 4

ix.	Leases:

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Company has several lease contracts that include extension options. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available.

3.	Summary of material accounting policies:

(a)	Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Intermap Technologies Inc. (a U.S. corporation); Intermap Insurance Solutions Inc. (a U.S. corporation), Intermap Technologies PTY Ltd (an Australian corporation); Intermap Technologies s.r.o. (a Czech Republic corporation); and PT ExsaMap Asia (an Indonesian corporation).

Inter-company balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The accounting policies of all subsidiaries are consistent with the Company’s policies.

(b)	Cash:

Cash includes unrestricted cash balances.

(c)	Property and equipment:

Property and equipment are measured at cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of aircraft overhauls is capitalized and depreciated over the period until the next overhaul. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items. Depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value. Depreciation is provided on the straight-line basis over the following useful lives of the assets:

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 5

Assets	Years
Aircraft – avionics and airframe	10-12
Aircraft engines	7
Aircraft components – hydraulics, electrical and mechanical	2-4
Mapping equipment – hardware and software	3-5
Radar equipment	5
Furniture and fixtures	5
Leasehold improvements	Shorter of useful life or term of lease

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted, if appropriate.

Assets under construction are not depreciated until available for use by the Company. Expenditures for maintenance and repairs are expensed when incurred.

The cost of replacing an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net of costs associated with the disposal within other income in net loss for the period.

(d)	Intangible assets:

Intangible assets include data library products the Company builds with the use of proprietary software and intellectual property for use in software subscription sales and data license sales. Intangible assets are measured at cost less accumulated amortization, and they are amortized over a straight-line basis of three to five years. The amortization method, estimate of the useful life, and residual values of intangible assets are reviewed annually.

Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

●	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale

●	its intention to complete and its ability and intention to use or sell the asset

●	how the asset will generate future economic benefits

●	the availability of resources to complete the asset

●	the ability to measure reliably the expenditure during development.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 6

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses.

(e)	Research and development:

Research costs are expensed as incurred. Development costs are expensed in the year incurred unless management believes a development project meets the specified criteria for deferral and amortization.

(f)	Investments:

Investments include the common and preferred shares of a privately held company over which the Company exercises no control or significant influence. The investment is carried at fair value, with the change recognized in profit or loss.

(g)	Leases:

At inception of a contract, the Company assesses the right to control the use of an identified asset for a period of time in exchange for consideration to determine if the contract is a lease. The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The asset is depreciated to the earlier of the end of the useful life or the lease term using the straight-line method. The lease term includes periods covered by an option to extend if the Company is reasonably certain to use that option. Lease terms range from two to five years for offices and data facilities. The right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments, if there is a change in the Company’s estimated amount expected to be paid, or if the Company changes its assessment of if it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases is recognized as an expense on a straight-line basis over the lease term.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 7

(h)	Provisions:

A provision is recognized, if as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

i.	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with the contract.

(i)	Income taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax liabilities are not recognized if they arise from initial recognition of goodwill. Deferred tax assets and liabilities are recognized whether the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill, temporary differences arising from investments in subsidiaries that are not expected to reverse in the foreseeable future and the initial recognition of assets or liabilities that affect neither accounting nor taxable loss which at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 8

(j)	Impairment:

The carrying amount of the Company’s non-financial assets is reviewed at each financial reporting date to determine whether there is any indication of impairment. Intangible assets that are not yet available for use are assessed annually regardless of whether there is an indication that the related assets may be impaired. In testing for impairment, the recoverable amount of the CGU is estimated in order to determine the extent of the impairment loss, if any.

The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or CGU).

An impairment loss is recorded when the recoverable amount of an asset or its CGU is less than its carrying amounts. Impairment losses are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

(k)	Revenue recognition:

Revenue is recognized upon transfer of control of goods or services to the buyer in an amount that reflects the consideration the Company expects to receive in exchange for those good or services. The Company’s goods and services are generally distinct and accounted for as separate performance obligations. Billings in excess of revenue are recorded as contract liability. Revenue recognized in excess of billings is recorded as contract asset.

The Company recognizes an asset related to the incremental costs of obtaining a contract with a customer. The Company has elected to make use of the practical expedient and will expense sales commission costs when incurred if the amortization period is less than 12 months.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 9

i.	Data licenses:

Revenue from the sale of data licenses in the ordinary course of business is measured at the fair value of the consideration received or receivable. Customers obtain control of data products upon receipt of a physical hard drive or download of the data from a web link provided. Invoices are generated, and revenue is recognized when control is transferred. Invoices are generally paid within 30 days.

ii.	Software subscriptions:

Software subscriptions are generally at least one year, with invoices issued and paid at the beginning of the license term. Revenue is recognized over time, and payments for future months of service are recognized in contract liability. While the license agreements are for a fixed term, some agreements also contain a limited number of clicks or uses. If the limit is reached prior to the end of the term, the license ends early.

iii.	Fixed-price contracts:

Revenue from acquisition service contracts is recognized over time based on the ratio of costs incurred to estimated total contract costs. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured in the amount by which the estimated costs of the related project exceed the estimated total revenue for the project. Invoices are issued according to contractual terms and are usually payable within 30 days. Revenue recognized in excess of billings is recorded as contract asset. Billings in excess of revenue is recorded as contract liability.

(l)	Share-based compensation:

The grant date fair value of equity-settled share-based payment awards granted to employees or contractors is recognized as expense, with a corresponding increase in equity, over the period the employees or contractors unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions.

(m)	Earnings per share:

The basic earnings per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 10

(n)	Financial instruments:

i.	Initial measurement and classification:

Non-derivative financial assets: All other financial assets are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company determines the classification of its financial assets on the basis of both the business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets.

Assets at amortized cost: Amounts receivable are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at fair value through profit and loss (“FVTPL”): Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at FVTPL.

Financial liabilities at amortized cost: Financial liabilities are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument.

ii.	Subsequent measurement:

Non-derivative financial assets: The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset, and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Assets at amortized cost: Subsequent to initial recognition, amounts receivable are measured at amortized cost using the effective interest method, less any impairment losses.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 11

Financial assets at fair value through profit and loss: Equity investments are measured at fair value. Net changes in the fair value are recognized in profit and loss.

Financial liabilities at amortized cost: The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

iii.	Fair value measurement:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

The following is a summary of the classification the Company has applied to each of its significant categories of financial instruments outstanding:

Financial instrument:	Classification:
Cash	Assets at amortized cost
Amounts receivable	Assets at amortized cost
Unbilled revenue	Assets at amortized cost
Investments	Financial assets at fair value through profit and loss
Accounts payable and accrued liabilities	Financial liabilities at amortized cost
Bank loan	Financial liabilities at amortized cost
Long-term project financing	Financial liabilities at amortized cost
Long-term government loans	Financial liabilities at amortized cost
Loan payable	Financial liabilities at amortized cost
Lease obligations under finance leases	Financial liabilities at amortized cost

iv.	Impairment of financial assets:

Loss allowances are measured based on the lifetime expected credit losses (ECLs). When determining whether the credit risk of a financial asset has increased significantly since initial recognition and then estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on historical experience and forward-looking information. The Company considers a financial asset to be in default when the customer is highly unlikely to pay its obligation in full and then impairs the asset.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 12

(o)	Share capital:

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

(p)	Warrants:

Warrants are classified as equity. Proceeds from the sale of combined financial instruments that include warrants are allocated to their components based on their relative fair values. The fair value of warrants is estimated using the Black-Scholes option pricing model at the time of their issuance. If warrants are exercised, a pro-rata portion of the amount recognized at their original issuance is transferred to common shares. If warrants expire unexercised, the amount recognized at their original issuance is transferred to contributed surplus.

(q)	Defined benefit plan:

The Company has a defined benefit plan in PT ExsaMap Asia (an Indonesian corporation) which is governed by employment laws of Indonesia. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method. Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Past service costs are recognized in profit or loss on the earlier of: the date of the plan amendment or curtailment, and the date that the Company recognizes related restructuring costs. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset.

(r)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars, which is the Company’s functional currency. The Company’s subsidiaries’ functional currency is United States dollars, except for the Intermap Technologies s.r.o entity which has a functional currency of Czech Koruna.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 13

(s)	Foreign currency translation:

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in net loss for the period.

Assets and liabilities of entities with functional currencies other than United States dollars are translated at the period end rates of exchange, and the results of their operations are translated at exchange rates prevailing at the dates of transactions. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity.

4.	New and revised IFRS accounting pronouncements:

(a)	New accounting standards, amendments and interpretations adopted:

The Company has adopted the amendments effective January 1, 2025 related to IAS 21 The Effects of Changes in Foreign Exchange Rates relating to instances where exchangeability of a foreign currency is lacking. These amendments did not have a material impact on the Company’s financial statements, additional disclosures were provided as required.

(b)	New accounting standards, amendments and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2025, and have not been early adopted in preparing these consolidated financial statements.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1. IFRS 18 applies to annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The standard must be applied retrospectively with restatement of comparative information. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes. The Company is currently assessing the impact and efforts related to adopting IFRS 18. The Company expects the standard will primarily affect the presentation and disclosure of information within the consolidated financial statements.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 14

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments. These amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments apply to annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted and the amendments are to be applied retrospectively. The Company does not expect these amendments to have a material impact on its consolidated financial statements.

For annual reporting periods beginning on or after January 1, 2025, the IASB issued Lack of Exchangeability, amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates. The amendments clarify how an entity should assess whether a currency is exchangeable and how to determine the appropriate spot exchange rate when exchangeability is lacking. The amendments also require additional disclosures to help users of the financial statements understand how the inability to exchange one currency for another affects, or is expected to affect, the entity’s financial position, financial performance, and cash flows. The Company does not expect these amendments to have a material impact on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company’s consolidated financial statements.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 15

5.	Property and equipment:

	Aircraft and engines	Radar and mapping equipment	Furniture and fixtures	Leasehold improvements	Under construction	Total

Balance at December 31, 2023	$379	$285	$2	$11	$302	$979

Additions	237	616	32	66	1,377	2,328
Depreciation	(82)	(288)	(6)	(20)	-	(396)
Transfer	829	672	-	-	(1,501)	-

Balance at December 31, 2024	$1,363	$1,285	$28	$57	$178	$2,911

Additions	-	558	-	11	498	1,067
Depreciation	(162)	(500)	(11)	(42)	-	(715)
Transfer	48	42	-	4	(302)	(208)

Balance at December 31, 2025	$1,249	$1,385	$17	$30	$374	$3,055

	Aircraft and engines	Radar and mapping equipment	Furniture and fixtures	Leasehold improvements	Under construction	Total

Cost	$11,684	$26,166	$377	$1,147	$178	$39,552

Accumulated depreciation	(10,321)	(24,881)	(349)	(1,090)	-	(36,641)

Balance at December 31, 2024	$1,363	$1,285	$28	$57	$178	$2,911

Cost	$11,732	$26,766	$377	$1,162	$374	$40,411

Accumulated depreciation	(10,483)	(25,381)	(360)	(1,132)	-	(37,356)

Balance at December 31, 2025	$1,249	$1,385	$17	$30	$374	$3,055

During the twelve months ended December 31, 2025, the Company purchased $524 (December 31, 2024 - $337) of computer equipment using an equipment financing loan.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 16

6.	Intangible assets:

	Data library	Data library not yet available for use	Total

Balance at December 31, 2023	$336	$641	$977

Additions	8	226	234
Transfer	539	(539)	-
Amortization	(364)	-	(364)

Balance at December 31, 2024	$519	$328	$847

Additions	416	-	416
Transfer	536	(328)	208
Amortization	(348)	-	(348)

Balance at December 31, 2025	$1,123	$-	$1,123

	Data library	Data library not yet available for use	Total

Cost	1,582	328	$1,910

Accumulated amortization	(1,063)	-	(1,063)

Balance at December 31, 2024	$519	$328	$847

Cost	2,534	-	2,534

Accumulated amortization	(1,411)	-	(1,411)

Balance at December 31, 2025	$1,123	$-	$1,123

7.	Right of use assets:

	December 31,	December 31,
	2025	2024

Beginning Balance	$401	$381

Depreciation	(334)	(333)
New leases	610	353
Termination	(134)	-
Ending Balance	$543	$401

During the year ended December 31, 2025, the Company terminated their facility leases in Calgary, Jakarta and Prague. During the same period, the Company entered into new five-year facility leases in Calgary and Prague and extended leases of Jakarta and the colocation facility. The incremental borrowing rate used in the determination of the lease liability and right of use assets of the new leases was 9.45% to 11.06%. The derecognition of the terminated leases resulted in a net gain of $36. During the year ended December 31, 2024, the Company extended the data storage lease by one year and extended and expanded the Jakarta office facility lease by two years.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 17

8.	Investment:

The Company has an investment in a privately held company over which the Company exercises no control or significant influence. The fair value of the investment at December 31, 2025 and 2024 was estimated using a market-based approach with primarily unobservable inputs, including the comparable enterprise value to revenue multiples discounted for considerations such as the lack of marketability and other differences between the comparable peer group and the privately held company. Revenue multiples were selected from comparable public companies based on industry, size, target markets, and other factors that the Company considers to be reasonable and range from 1.6 to 5.0. The comparable enterprise value to revenue multiple was applied to the trailing twelve months actual revenues of the privately held company to determine the enterprise value of the privately held company. Once the enterprise value of the privately held company was determined the net debt was removed (total debt less cash) and the remaining equity value was discounted by 30% for lack of marketability and then allocated to the capital of the privately held company in order of ranking (e.g., preferred shares, common shares). At December 31, 2025, the fair value was estimated to be $862 (December 31, 2024 – $776) and is a level 3 fair value measurement. A 20% change in the revenue multiple used to estimate the value of the investment would impact net income by approximately $89 (December 31, 2024 – $155).

9.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2025	2024

Accounts payable	$1,440	$2,614
Accrued liablities	732	2,182
VAT payable	96	30
	$2,268	$4,826

During the twelve months ended December 31, 2025, the Company reversed excess vendor payables of $7 (December 31, 2024 - $44) recorded in prior years based on IFRS 9 derecognition of financial liabilities as the liabilities were extinguished by the vendor.

During the third quarter of 2024, the Company executed a supplier financing arrangement with a financing company in Canada to finance vendor invoices. Interest accrued at 6.69% annualized and payment was due within 150 days. The amount owed at December 31, 2025, was $Nil (December 31, 2024 – $211) and was included in accounts payable and accrued liabilities. The table below presents the carrying amount of the supplier financing agreement as at December 31, 2025 and 2024.

	December 31,	December 31,
	2025	2024

Carrying amount of supplier financing arrangement:
Presented in accounts payable	$-	$211
- of which suppliers have received payment
from finance supplier	-	210

Range of payment due dates:
Liabilities that are part of the arrangements		150 days
Comparable accounts payable that are not part of the
arrangements		30-45 days

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 18

10.	Financial liabilities:

The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities and balances at December 31, 2025 and 2024:

	Bank Loan	Loan Payable	Project Financing	Government Loans	Lease Obligations (Note 11)	Total

Balance at December 31, 2023	$71	$-	$182	$391	$455	$1,099

Changes from financing activities:
Repayment of bank loan	(41)	-	-	-	-	(41)
Repayment of loan payable	-	(41)	-	-	-	(41)
Payment of lease obligations	-	-	-	-	(345)	(345)
Repayment of government loans	-	-	-	(114)	-	(114)

Total changes from financing activities	(41)	(41)	-	(114)	(345)	(541)

Foreign exchange	2	-	(15)	(15)	(11)	(39)

Other changes:
Financing costs	5	17	-	16	47	85
Interest paid	(5)	(17)	-	(5)	(47)	(74)
New loan	-	310	-	-	-	310
New leases (Note 7)	-	-	-	-	353	353

Balance at December 31, 2024	$32	$269	$167	$273	$452	$1,193

Changes from financing activities:
Repayment of bank loan	(35)	-	-	-	-	(35)
Repayment of loan payable	-	(127)	-	-	-	(127)
Payment of lease obligations	-	-	-	-	(334)	(334)
Repayment of government loans	-	-	-	(278)	-	(278)

Total changes from financing activities	(35)	(127)	-	(278)	(334)	(774)

Foreign exchange	3	-	8	1	6	18

Other changes:
Financing costs	2	(41)	-	9	44	14
Interest paid	(2)	41	-	(5)	(44)	(10)
New loan	-	1,091	-	-	-	1,091
New leases (Note 7)	-	-	-	-	610	610
Adjustment (Note 7)	-	-	-	-	(169)	(169)

Balance at December 31, 2025	$-	$1,233	$175	$-	$565	$1,973

(a)	Bank loan:

On August 8, 2022, the Company executed a bank loan in the Czech Republic to finance the purchase of foundation data for 2,500,000 Czech Republic koruna (equivalent $110). Interest accrues at 10.71% and minimum monthly installment payments of $4 thousand began in December 2022 and was paid in full during November 2025.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 19

(b)	Loan payable:

During 2024, the Company executed two equipment financing loans to purchase $337 of computer equipment. The Company paid a down payment of $27 and financed $240 at a 12.21% interest rate per annum with a monthly payment of $8 and $70 at a 13.00% interest rate per annum with a monthly payment of $2. Each loan is for 36 months. During the fourth quarter of 2025, the Company executed another equipment financing loan to purchase $524 of computer equipment and $567 of maintenance financed at 7.21% interest rate per annum with a monthly payment of $22 for 60 months.

	December 31,	December 31,
	2025	2024

Loan payable	$1,233	$269

	1,233	269

Less current portion	(299)	(97)

Long-term portion of loan payable	$934	$172

(c)	Project financing:

Reimbursable project development funds provided by a corporation designed to enable the development and commercialization of geomatics solutions in Canada. The funding is repayable upon the completion of a specific development project and the first sale of any of the resulting product(s). Repayment is to be made in quarterly installments equal to the lesser of 20% of the funding amount or 25% of the prior quarter’s sales. There were no sales of the related products during the year ended December 31, 2025 and 2024.

(d)	Government loans:

	December 31,	December 31,
	2025	2024

SBA loan	$-	$144
Western Development Canada loan	-	129

	-	273

Less current portion	-	(132)

Long-term portion of government loans	$-	$141

i.	SBA loan:

On July 17, 2020, the Company received a $150 long-term loan from the Small Business Administration (SBA). Interest will accrue at the rate of 3.75% per annum and payments of $0.7 monthly began twelve months from the date the funds were received. The balance of principal and interest is payable thirty years from the date of the note. During December 2025, the Company paid the loan in full.

ii.	Western Development Canada loan:

On December 29, 2020, the Company received a $385 (C$494) long-term loan from Western Economic Diversification in Canada. The loan will be repaid in 36 monthly installments that started in January 2023. The loan is non-interest bearing, and therefore the fair value at inception must be estimated to account for an imputed interest factor. The value at inception was determined to be $312, based on the estimated discount rate of 6.07%, and is subject to estimation uncertainty. The resulting discount of $73 was recognized in government grants at December 31, 2020 and is accreted through interest expense over the term of the loan using the effective interest method. The loan was paid in full during December 2025.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 20

11.	Lease obligations:

The following table presents the contractual undiscounted cash flows for lease obligations which require the following payments for each period ending December 31:

2026	$318
2027	125
2028	76
2029	76
2030	56
$651

The following table presents payments for lease obligations:

	December 31,	December 31,
	2025	2024

Principal payments	$334	$345
Interest payments	44	47
Short-term lease payments	303	258
	$681	$650

The Company also has contractual undiscounted cash flows for short-term and low-value operating leases for equipment and maintenance that are not on the statements of financial position which require payments of $350 for the twelve months ending December 31, 2026.

12.	Defined benefit plan:

The principal assumptions used in determining the defined benefit obligation for the year ended December 31, 2025 are: discount rate of 6.39%, annual salary increase of 10%, retirement age is 57 years, mortality rate is based Table Mortalita Indonesia.

2025

Net benefit expense (recognized in profit or loss)

Current service cost	$21
Net interest on liabilities	11
Net benefits expense	$32

Changes in the present value of defined benefit obligations

Defined benefit obligation at December 31, 2024	$203
Current service cost	21
Net interest on liabilities	11
Acturial loss	54
Defined benefit obligation at December 31, 2025	$289

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 21

13.	Revenue:

Details of revenue are as follows:

For the twelve months ended December 31,	2025	2024

Acquisition services	$3,949	$10,496
Value-added data	1,408	3,110
Software and solutions	5,213	4,031
	$10,570	$17,637

Primary geographical market
United States	$1,910	$2,299
Asia/Pacific	4,055	11,666
Europe	4,605	3,672
	$10,570	$17,637

Timing of revenue recognition
Upon delivery	$1,739	$3,613
Services overtime	8,831	14,024
	$10,570	$17,637

Changes in the contract asset balance are as follows:

For the twelve months ended December 31,	2025	2024

Contract asset, beginning of year	$2,640	$-
Increase in contract asset recognized	3,949	7,308
Amounts invoiced included in the
beginning balance	(2,640)	-
Amounts invoiced in the current year	(3,984)	(4,668)
Foreign exchange	35	-
Contract asset, end of year	$-	$2,640

Changes in the contract liability balance are as follows:

For the twelve months ended December 31,	2025	2024

Contract liability, beginning of year	$2,158	$2,553
Recognition of contract liability included in the
beginning balance	(2,002)	(2,052)
Recognition of contract liability in the current year	(1,961)	(2,954)
Amounts invoiced and contract liability	4,290	4,621
Foreign exchange	103	(10)
Contract liability, end of year	$2,588	$2,158

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if the expected benefit of those costs is longer than one year. The Company determined that certain commissions paid to sales employees meet the requirement to be capitalized. Total capitalized contract acquisition costs included in prepaid expenses and other assets to obtain contracts at December 31, 2025 was $23 (December 31, 2024 – $194) and are amortized consistent with the method of revenue recognized on the contract.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 22

Changes in contract acquisition costs, included in prepaid expenses, are as follows:

	December 31,	December 31,
	2025	2024

Contract acquisition costs, beginning of period	$194	$114
Additions	27	496
Amortization	(198)	(416)
Contract acquisition costs, end of period	$23	$194

14.	Operating and non-operating costs:

(a)	Operating costs:

For the twelve months ended December 31,	2025	2024

Personnel	$9,063	$6,373
Purchased services & materials(1)	5,592	6,201
Travel	458	712
Facilities and other expenses	994	717
	$16,107	$14,003

(1)	Purchased services and materials include aircraft costs, project costs, professional and consulting fees, and selling and marketing costs.

(b)	Financing costs:

For the twelve months ended December 31,	2025	2024

Interest on bank loan	$2	$5
Interest on government loans	9	16
Interest on lease obligations	44	47
Interest on loan payable	41	17
Interest on accounts payable	8	4
	$104	$89

15.	Share capital:

(a)	Authorized:

The authorized share capital of the Company consists of an unlimited number of Class A common shares and an unlimited number of Class A participating preferred shares. There are no Class A participating preferred shares outstanding.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 23

(b)	Issued:

	December 31, 2025		December 31, 2024
	Number of		Number of
Class A common shares	Shares	Amount	Shares	Amount

Balance, beginning of year:	53,618,357	$213,528	41,535,755	$209,296
Private placement	15,086,208	29,345	7,466,568	2,445
Issuance costs	-	(3,549)	329,899	(254)
Exercise of warrants	3,733,099	3,120	4,286,135	2,041
Balance, end of year:	72,437,664	$242,444	53,618,357	$213,528

During the fourth quarter of 2025, 1,243,000 warrants were exercised for consideration of $857 and issuance costs of $17 were recorded.

In September 2025, the Company received gross proceeds of $20,653 under the “bought deal” offering issuing a total of 9,584,100 Class A common shares at a price of C$3.00. The Company recorded issuance costs of $2,460, including 575,046 warrants. The warrants were valued at $577 using the Black-Scholes pricing model with the following main assumptions: share price – C$3.05, volatility – 80.67%, risk free rate – 4.5%, dividend 0%.

During the third quarter of 2025, 2,380,554 warrants were exercised for consideration of $2,188.

In May 2025, 109,545 warrants were exercised for consideration of $75 and issuance costs of $2 were recorded.

In February 2025, the Company closed a “bought deal” Listed Issuer Financing Exemption offering and concurrent private placement issuing a total of 5,502,108 Class A common shares at a price of C$2.25 for aggregate gross proceeds of $8,692. The Company recorded issuance costs of $1,070, including 330,126 warrants. The warrants were valued at $267 using the Black-Scholes pricing model with the following main assumptions: share price - C$2.01 - C$2.51, volatility – 75.95%- 76.58%, risk free rate – 4.5%, dividend 0%.

During the fourth quarter of 2024, 3,736,400 warrants were exercised for consideration of $1,785 and issuance costs of $15 were recorded.

During the third quarter of 2024, the Company completed a private placement resulting in the issuance of 7,346,568 Class A common shares at a price of C$0.45 per common share for aggregate gross proceeds of $2,408. The Company recorded issuance costs of $213, including 329,899 Class A common shares issued as finder’s fees. Also, 228,000 warrants were exercised for consideration of $101 during the quarter ended September 30, 2024.

During the first quarter of 2024, 321,735 warrants were exercised for consideration of $155.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 24

On January 4, 2024, the Company completed a private placement resulting in the issuance of 120,000 Units for aggregate consideration of $37. Each Unit had a purchase price of C$0.50 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.60 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black-Scholes pricing model based on the risk-free rate of 3.80%, average expected warrant life of 2 years, share price estimated volatility of 79% and expected dividend payments of Nil. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $10, bringing the total costs of the issuance to $26.

(c)	Contributed surplus:

	December 31,	December 31,
	2025	2024

Balance, beginning of year	$28,009	$26,985
Share-based compensation	273	487
Issuance costs	-	103
Exercise of warrants	-	434
RSU and options surrenders	(1,780)	-

Balance, end of year	$26,502	$28,009

(d)	Earnings (loss) per share:

The following table summarizes the calculation of the weighted average number of basic and diluted common shares:

	2025	2024

Issued Common Shares at beginning of year	53,618,357	41,535,755

Effect of shares issued from private placement	7,167,164	3,404,435
Effect of shares issued from warrant exercises	1,012,939	1,022,776

Weighted average number of basic Common Shares	61,798,460	45,962,966

Effect of share options outstanding	-	388,722
Effect of RSUs outstanding	-	2,520,355
Effect of warrants outstanding	-	1,652,761

Weighted average number of diluted Common Shares	61,798,460	50,524,804

The calculation of earnings (loss) per share is based on the weighted average number of Class A common shares outstanding. Where the impact of the exercise of options or warrants is anti-dilutive, they are not included in the calculation of diluted loss per share.

For the year ended December 31, 2025, there were no outstanding share options (December 31, 2024 – 310,720), 3,672,415 RSUs (December 31, 2024 – 1,259,268) and 604,918 outstanding warrants (December 31, 2024 – 1,780,084) that were excluded from the diluted weighted average number of shares calculation as their effect would have been anti-dilutive.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 25

The average market value of the Company’s shares for purposes of calculating the dilutive effect of the share options and warrants was based on quoted market prices for the period during which the share options and warrants were outstanding.

(e)	Share option plan:

The Company established a share option plan to provide long-term incentives to attract, motivate, and retain certain key employees, officers, directors, and consultants providing services to the Company. The plan permitted granting options to purchase up to 10% of the outstanding Class A common shares of the Company. The share option plan was replaced by the Omnibus Incentive Plan at the Annual General Meeting on March 15, 2018 (see Note 15(f)), and all options issued and outstanding at that time will remain until such time they are exercised, expired, or forfeited. At December 31, 2025, no share options are issued and outstanding, and no additional options will be issued under this plan.

The following tables summarize information regarding share options outstanding:

	December 31, 2025		December 31, 2024
		Weighted		Weighted
	Number of	average	Number of	average
	shares	exercise	shares	exercise
	under option	price (CDN)	under option	price (CDN)

Options outstanding, beginning of year	699,442	$0.72	794,443	$0.72
Expired	-	-	(95,001)	0.70
Surrender	(699,442)	0.72	-	-

Options outstanding, end of year	-	$-	699,442	$0.72

Options exercisable, end of year	-	$-	699,442	$0.72

During the twelve months ended December 31, 2025 and 2024, the Company recognized $Nil of non-cash compensation expense related to the share option plan. In May 2025, the Company settled all vested stock options through cash payments in lieu of issuing equity instruments. The total cash paid to employees for the surrender of vested awards was $779.

(f)	Omnibus Incentive Plan:

The Omnibus Incentive Plan (Omnibus Plan) was approved by the shareholders at the Annual General Meeting on March 15, 2018 and replaces the share option plan, the employee share compensation plan and the director’s share compensation plan, which provided for shares to be issued to employees and directors as compensation for services. The Omnibus Plan permits the issuance of options, stock appreciation rights, restricted share units and other share-based awards under one single plan.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 26

The maximum number of common shares reserved under the Omnibus Plan was 3,363,631. Any common shares reserved under the predecessor share option plan related to awards that expire or forfeit will be rolled into the Omnibus Plan. At the Annual General Meeting on June 29, 2021, shareholders approved replenishment of 997,253 Common Shares reserved for issuance under the Omnibus Plan. At the Annual General Meeting on June 29, 2023, shareholders approved replenishment of 1,300,000 Common Shares reserved for issuance under the Omnibus Plan, for a total reserve of 5,660,884. As of December 31, 2025, no share options (December 31, 2024 – 699,442) and 3,672,415 RSUs (December 31, 2024 – 3,779,623) are issued and outstanding. In addition, 872,183 Class A common shares were issued during 2018, 125,070 Class A common shares were issued during 2020, and 50,000 shares were issued during 2021 under the plan, leaving 941,216 awards remain available for future issuance.

The following tables summarize information regarding RSUs outstanding:

	December 31,	December 31,
	2025	2024
	Number of	Number of
	RSUs	RSUs

RSUs outstanding, beginning of year	3,779,623	3,779,623
Issued	502,658	100,000
Forfeitures	-	(100,000)
Surrenders	(609,866)	-

RSUs outstanding, end of year	3,672,415	3,779,623

During the twelve months ended December 31, 2025, 502,658 RSUs were issued (twelve months ended December 31, 2024 – 100,000). During the twelve months ended December 31, 2025, the Company recognized $273 (twelve months ended December 31, 2024 – $398) of non-cash compensation expense related to the RSUs.

In May 2025, the Company settled 609,866 vested RSUs through cash payments in lieu of issuing equity instruments. The total cash paid to employees and directors for the surrender of vested awards was $1,001.

(g)	Share-based compensation expense:

Non-cash compensation expense has been included in operating costs with respect to the share options, RSUs and shares granted to employees and non-employees as follows:

For the twelve months ended December 31,	2025	2024

Employees	$123	$254
Directors and advisors	150	144
Non-cash compensation	$273	$398

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 27

16.	Class A common share purchase warrants:

The following table details the number of Class A common share purchase warrants outstanding at each statement of financial position date:

				Number of				Number of
				Warrants				Warrants
				Outstanding				Outstanding
	Expiry	Exercise		December 31,				December 31,
Grant Date	Date	Price	Granted	2024	Issued	Expired	Exercised	2025

8/10/2023	8/9/2025	$0.60	810,000	810,000	-	-	(810,000)	-
8/10/2023	8/9/2025	$0.49	48,600	48,600	-	-	(48,600)	-
9/5/2023	9/4/2025	$0.59	84,545	84,545	-	-	(84,545)	-
10/20/2023	10/19/2025	$0.59	695,000	650,000	-	-	(650,000)	-
10/20/2023	10/19/2025	$0.59	41,700	41,700	-	-	(41,700)	-
12/21/2023	12/20/2025	$0.60	1,650,000	1,600,000	-	-	(1,600,000)	-
12/21/2023	12/20/2025	$0.40	81,000	78,000	-	-	(78,000)	-
1/4/2024	1/3/2026	$0.60	120,000	120,000	-	-	(120,000)	-
2/20/2025	2/20/2027	$1.69	18,000	-	18,000	-	-	18,000
2/20/2025	2/20/2027	$1.57	177,420	-	177,420	-	(177,420)	-
2/20/2025	2/20/2027	$1.67	122,834	-	122,834	-	(122,834)	-
3/7/2025	3/7/2027	$1.68	11,872	-	11,872	-	-	11,872
9/29/2025	9/29/2027	$2.18	575,046	-	575,046	-	-	575,046

			4,436,017	3,432,845	905,172	-	(3,733,099)	604,918

The following table details the value of the broker and non-broker Class A common share purchase warrants outstanding at each statement of financial position date.

	Non-Broker		Broker		Total
	Number of		Number of		Number of
	Warrants	Value	Warrants	Value	Warrants	Value

Balance at December 31, 2023	7,112,045	$698	486,935	$93	7,598,980	$791

Issued	120,000	10	-	-	120,000	10
Exercised	(3,967,500)	(372)	(318,635)	(62)	(4,286,135)	(434)

Balance at December 31, 2024	3,264,545	$336	168,300	$31	3,432,845	$367

Issued	-	-	905,172	844	905,172	844
Exercised	(3,264,545)	(336)	(468,554)	(277)	(3,733,099)	(613)

Balance at December 31, 2025	-	$-	604,918	$598	604,918	$598

Each warrant entitles its holder to purchase one Class A common share.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 28

17.	Income Taxes:

(a)	Current tax (expense) recovery:

December 31,	2025	2024

Current period	$(22)	$-

	$(22)	$-

(b)	Reconciliation of effective tax rate:

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to the net income (losses) before taxes as follows:

December 31,	2025	2024

(Loss) income for the year	$(6,690)	$2,463

Tax rate	23.0%	23.0%

Expected Canadian income tax recovery (expense)	$1,539	$(568)

Decrease resulting from:
Change in unrecognized temporary differences	(4,480)	3,422
Share issuance costs in equity	(683)	-
Difference between Canadian statutory rate and those applicable to U.S. and other foreign subsidiaries	(97)	(63)
Non-deductible expenses and non-taxable income	(95)	(50)
Adjustment for prior years income tax matters	4,751	(2,665)
Expiry of tax losses	(957)	-
Other	-	(76)
	$(22)	$-

(c)	Recognized deferred tax assets and liabilities:

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Deferred tax assets and liabilities recognized at December 31, 2025 and 2024, are as follows:

	Assets		Liabilities		Net
December 31,	2025	2024	2025	2024	2025	2024

Property and equipment	$-	$-	$310	$524	$310	$524
Right of use assets	-	-	39	-	39	-
Intangible assets	-	-	163	89	163	$89
Investments at fair value	-	-	99	-	99	-
Note payable	-	-	2	5	2	5
Tax loss carryforwards	(613)	(618)		-	(613)	(618)

Tax (assets) liabilities	$(613)	$(618)	$613	$618	$-	$-

Set off of tax	613	618	(574)	(618)	39	-
Net tax (assets) liabilities	$-	$-	$39	$-	$39	$-

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 29

(d)	Unrecognized deferred tax assets:

Deferred tax assets have not been recognized in respect of the following items:

December 31,	2025	2024

Deductible temporary differences	$1,923	$21,333
Tax loss carryforwards	189,282	192,030
Property plant and equipment	3,677	-
Lease liability	207	-
Share issuance costs	2,834	-
R&D tax credits	2,139	-

	$200,062	$213,363

The deferred tax asset is recognized when it is probable that future taxable profit will be available to utilize the benefits. The Company has not recognized deferred tax assets with respect to these items due to the uncertainty of future Company earnings.

Loss carry forwards:

At December 31, 2025, approximately $189,282 of loss carry forwards and $2,139 of tax credits were available in various jurisdictions. At December 31, 2024, $194,972 of loss carry forwards and $2,139 of tax credits were available in various jurisdictions. A summary of losses by year of expiry are as follows:

Twelve months ended December 31,

2026	$5,232
2027-2044	163,233
Indefinite	20,817
$189,282

(e)	Movement in deferred tax balances during the year:

	Balance at	Recognized in	Recognized	Balance at
	December 31, 2024	Profit and Loss	in Equity	December 31, 2025

Property and equipment	$(524)	$214	$-	$(310)
Intangible assets	(89)	(74)	-	(163)
Investments at fair value	-	(99)	-	(99)
Right of use assets		(39)	-	(39)
Tax reserves and other	(5)	3	-	(2)
Tax loss carryforwards	618	(5)	-	613

Net tax (assets) liabilities	$-	$-	$-	$-

18.	Segmented information:

The operations of the Company are in one industry segment: digital mapping and related services. Revenue by geographic segment is included in Note 13.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 30

Property and equipment of the Company are located as follows:

	December 31, 2025	December 31, 2024

United States	$2,851	$2,393
Europe	21	212
Asia/Pacific	183	306
	$3,055	$2,911

A summary of sales to major customers that exceeded 10% of total sales during each period are as follows:

Year ended December 31,	2025	2024

Customer A	$3,949	$10,496
Customer B	1,236	650
	$5,185	$11,146

19.	Financial risk management:

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, liquidity risk, and capital risk. Management, the Board of Directors, and the Audit Committee monitor risk management activities and review the adequacy of such activities. This note presents information about the Company’s exposure to each of the risks as well as the objectives, policies and processes for measuring and managing those risks.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Such risks arise principally from certain financial assets held by the Company consisting of outstanding trade receivables.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk.

Approximately 49 percent of the Company’s revenue is attributable to transactions with two key customers (year ended December 31, 2024 – 60 percent of the revenue was attributable to one key customer), none of the Company’s trade receivables at year end are attributable to customers located in Asia/Pacific (December 31, 2024 – approximately 85 percent), and approximately 98 percent of the Company’s trade receivables at year end are attributable to customers located in Europe (December 31, 2024 – approximately 10 percent).

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 31

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered.

A significant portion of the Company’s customers have transacted with the Company in the past or are reputable large Companies and losses have occurred infrequently.

The maximum exposure to credit risk of the Company at period end is the carrying value of these financial assets.

i.	Amounts receivable

Expected credit losses are made on a customer-by-customer basis. All write downs against receivables are recorded within sales, general and administrative expense in the statement of operations. The Company is exposed to credit-related losses on sales to customers outside North America, due to potentially higher risks of collectability.

Amounts receivable consist of:

	December 31,	December 31,
	2025	2024

Trade receivables	$1,950	$3,265
Other miscellaneous receivables	138	102

	$2,088	$3,367

Trade receivables by geography consist of:

	December 31,	December 31,
	2025	2024

United States	$37	$154
Europe	1,913	338
Asia/Pacific	-	2,773

	$1,950	$3,265

An aging of the Company’s trade receivables are as follows:

	December 31,	December 31,
	2025	2024

Current	$1,910	$3,236
31-60 days	38	29
61-90 days	-	-
Over 91 days	2	-

	$1,950	$3,265

The balance of the past due amounts relates to recurring customers and are considered collectible.

ii.	Cash

The Company manages its credit risk surrounding cash by dealing solely with what management believes to be reputable banks and financial institutions and limiting the allocation of excess funds into financial instruments that management believes to be highly liquid, low risk investments. The balance at December 31, 2025, is held in unrestricted cash at banks within the United States, Canada, Europe, and Asia to facilitate the payment of operations in those jurisdictions.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 32

(b)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holding of financial instruments.

i.	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily the Canadian dollar, Euro, British pound, Indonesian rupiah, Czech Republic koruna, and Australian dollar. Foreign exchange risk arises from sales and purchase transactions as well as recognized financial assets and liabilities that are denominated in a currency other than the United States dollar, which is the functional currency of the Company and most its subsidiaries.

The Company’s primary objective in managing its foreign exchange risk is to preserve sales values and cash flows and reduce variations in performance. The fair value of the foreign currency forward contract was $Nil, and was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. The notional principal of the foreign exchange contract was nil as at December 31, 2025.

The balances in foreign currencies at December 31, 2025, are as follows:

(in USD)	Australian Dollar	Canadian Dollar	Euro	British Pound	Indonesian Rupiah	Czech Republic Koruna

Cash	$-	$20,495	$130	$-	$24	$124
Trade receivables	3	51	253	133	85	547
Accounts payable and
accrued liabilities	(2)	(398)	(35)	(17)	(13)	(468)
Project financing	-	(175)	-	-	-	-

	$1	$19,973	$348	$116	$96	$203

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 33

The balances in foreign currencies at December 31, 2024, are as follows:

(in USD)	Australian Dollar	Canadian Dollar	Euro	British Pound	Indonesian Rupiah	Czech Republic Koruna

Cash	$-	$43	$26	$-	$41	$20
Trade receivables	4	23	86	100	2,834	113
Accounts payable and
accrued liabilities	(4)	(548)	(26)	(37)	(200)	(332)
Project financing	-	(167)	-	-	-	-
Government loans	-	(129)	-	-	-	-
Bank loan	-	-	-	-	-	(32)

	$-	$(778)	$86	$63	$2,675	$(231)

Based on the net exposures at December 31, 2025 and 2024, and if all other variables remain constant, a 10% depreciation or appreciation of the United States dollar against the following currencies would result in an increase / (decrease) in net earnings by the amounts shown below:

December 31, 2025
	Australian Dollar	Canadian Dollar	Euro	British Pound	Indonesian Rupiah	Czech Republic Koruna

United States dollar:
Depreciates 10%	$-	$(1,997)	$(35)	$(12)	$(10)	$(20)
Appreciates 10%	-	1,997	35	12	10	20

December 31, 2024
	Australian Dollar	Canadian Dollar	Euro	British Pound	Indonesian Rupiah	Czech Republic Koruna

United States dollar:
Depreciates 10%	$-	$78	$(9)	$(6)	$(268)	$23
Appreciates 10%	-	(78)	9	6	268	(23)

ii.	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not have any debt instruments outstanding with variable interest rates at December 31, 2025, or December 31, 2024.

Financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. No currency hedging relationships have been established for the related monthly interest and principal payments.

The Company manages its interest rate risk by minimizing financing costs on its borrowings and maximizing interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 34

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing capital is to ensure, as far as possible, that it will have sufficient liquidity to meet its obligations.

The Company manages its liquidity risk by evaluating working capital availability and forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2025, the Company has a cash balance of $22,521 (December 31, 2024 – $445) and working capital (current assets less current liabilities) of positive $20,582 (December 31, 2024 – negative $485). The Company’s liquidity is dependent on management’s ability to successfully secure sales with upfront payments, and / or obtain additional financing.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as of December 31, 2025:

Payment due:
	In less than 3 months	Between 3 months and 6 months	Between 6 months and 1 year	Between 1 year and 2 years	Between 2 years and 5 years	Greater than 5 years
Accounts payable and accrued liabilities	$2,268	$-	$-	$-	$-	$-
Project financing	-	-	-	175	-	-
Loan payable	96	96	192	327	738	-
Lease obligations	94	94	131	125	208	1

	$2,458	$190	$323	$627	$946	$1

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as of December 31, 2024:

Payment due:
	In less than 3 months	Between 3 months and 6 months	Between 6 months and 1 year	Between 1 year and 2 years	Between 2 years and 5 years	Greater than 5 years
Accounts payable and accrued liabilities	$4,409	$217	$200	$-	$-	$-
Project financing	-	-	-	167	-	-
Government loans	31	31	70	8	26	181
Bank loan	9	9	16	-	-	-
Loan payable	31	31	62	124	66	-
Lease obligations	93	96	145	128	50	3

	$4,573	$384	$493	$427	$142	$184

(d)	Capital risk

The Company’s objectives when managing its capital risk is to safeguard its assets, while at the same time maintaining investor, creditor, and market confidence, and to sustain future development of the business and ultimately protect shareholder value. The Company manages its risks and exposures by implementing the strategies below.

The Company includes shareholders’ deficiency, long-term bank loan, long-term portion of project financing, long-term government loans, and long-term portion of lease obligations in the definition of capital. Total capital at December 31, 2025, was positive $25,018 (December 31, 2024 – positive $4,159). To maintain or adjust the capital structure, the Company may issue new shares, issue new debt with different characteristics, acquire or dispose of assets, or adjust the amount of cash balances held.

The Company has established a budgeting and planning process with a focus on cash, working capital, and operational expenditures and continuously assesses its capital structure considering current economic conditions and changes in the Company’s short-term and long-term plans. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 35

20.	Fair values:

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated statement of financial position:

	December 31, 2025		December 31, 2024
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets
Cash	$22,521	$22,521	$445	$445
Amounts receivable	2,088	2,088	3,367	3,367
Unbilled revenue	-	-	2,640	2,640
Investments	862	862	776	776
	$25,471	$25,471	$7,228	$7,228

Financial liabilities
Accounts payable and accrued liabilities	2,268	2,268	4,623	4,623
Project financing	175	-	167	-
Bank loan	-	-	32	33
Government loans	-	-	273	186
Loan payable	1,233	1,183	269	275
	$3,676	$3,451	$5,364	$5,117

The fair values of the financial assets and liabilities are determined at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

●	Cash, amounts receivable, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

●	The fair value of the project financing, bank loan, government loans, and loan payable were calculated based on the present value of expected payments, discounted using a risk-adjusted discount rate.

21.	Related Parties:

The Company’s compensation program specifically provides for total compensation for executive officers, which is a combination of base salary, performance-based incentives and benefit programs that reflect aggregated competitive pay considering business achievement, fulfillment of individual objectives and overall job performance. Executive officers participate in the Company’s Omnibus Plan (Note 15(f)).

The compensation of non-employee directors consists of a cash component and an equity component. Directors participate in the Company’s Omnibus Plan (Note 15(f)).

Intermap Technologies corporation

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2025 and 2024	Page 36

The following summarizes key management personnel and directors’ compensation for the years ended December 31, 2025 and 2024:

Year ended December 31,	2025	2024

Compensation and benefits	$1,976	$1,203
Repurchase of share-based awards	1,160	-
Share-based compensation	209	152
	$3,345	$1,355

During the second quarter of 2025, the Company paid $1,160 to related parties to surrender vested share-based awards (see Notes 15(e) and (f)).

The following summarizes key management personnel and directors share ownership of the Company as of December 31, 2025, and 2024:

December 31,	2025	2024

Number of Class A Common shares held	6,515,785	6,666,507
Percentage of total Class A Common shares issued	9.00%	12.43%

22.	Subsequent Event:

In January 2026, the Company settled 1,143,239 vested RSUs through cash payments in lieu of issuing equity instruments. The total cash paid for the surrender of vested awards was $1,605, of which $1,018 was paid to related parties.